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                        RALEIGH CAPITAL ASSOCIATES L.P.
                       100 Jericho Quadrangle, Suite 214
                             Jericho, NY 11753-2717





August 20, 1996


Mr. Judd Malkin
Arvida/JMB Managers, Inc.
900 North Michigan Avenue
Chicago, IL 60611

Dear Judd:

         Earlier, we wrote to you (a) offering to attempt to obtain superior financing proposals for the benefit of the Partnership and its unitholders when compared to the proposal from Starwood which you are now considering; and (b) agreeing to provide substantially identical financing to the Starwood proposal as described by you to us at Thursday's meeting in the event we fail to obtain superior financing.

         By this letter we are supplementing our offer to provide that if you accept our offer to obtain better financing or, failing that, to make the loan ourselves on Starwood's terms, we are prepared to offer to the unitholders, to the extent permitted by the partnership agreement, the opportunity to accept, should they so desire, $500 per unit (less the amount of the distributions to the unit holders as a result of such borrowing) when Raleigh makes the loan to Arvida/JMB. Our financing proposal is not, however, conditioned on you accepting this added feature and you are free to accept or reject it as you deem most appropriate for unitholders.

         We believe that both as originally made and especially as supplemented herein, our proposal is substantially more beneficial to the unitholders than the proposal made by Starwood. We will provide the partnership the opportunity to obtain financing on terms which are superior to the terms provided by Starwood. Regardless of whether we are arranging the financing through a third party or are providing the financing to the partnership on the same terms as the Starwood proposal, those unitholders who desire current cash in excess of the amount distributed to them from the financing will gain the opportunity to obtain additional cash by selling their units for effectively $500 per unit.
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         If, in spite of our superior offer, you determine to accept the
Starwood financing, you will do so at the peril of having breached your fiduciary obligation to the unitholders both by turning down the opportunity to obtain financing on superior terms and by turning down the opportunity to obtain for the unitholders who wish to do so the right to sell their units for $500.

         We look forward to hearing from you.

Very truly yours,

RALEIGH CAPITAL ASSOCIATE L.P.
By:      Raleigh GP Corp., its general partner


By:      /s/Michael L. Ashner
         --------------------
         Michael L. Ashner
Its:     President


cc:      W. Edward Scheetz
         Jonathan H. Paul
         Carl Icahn
         Robert Lieber
         Gary Nickele
         Andrew Tedford